August 25, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset Emerging Markets Debt Fund Inc.,
File No. 333-211541

Dear Mr. Williamson:

On behalf of Western Asset Emerging Markets Debt Fund Inc. (the “Fund”, the “Acquiring Fund” or “ESD”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2016, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on June 21, 2016 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General Comments

1.	With respect to the Fund’s responses to the Staff’s comments, please ensure that any such responses are filed as correspondence on EDGAR and include Tandy representations.

Per the Staff’s request, the Fund is filing this response letter as correspondence via EDGAR and has included Tandy representations.

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2.	Over the course of the last several months, the Staff has reviewed and commented upon several Form N-14 filings for several Western Asset Management Company (“WAM”) affiliated entities. Please discuss how you have considered these prior comments in drafting and filing this Registration Statement. In addition, without limiting the generality of the foregoing, please identify and discuss how you have addressed the impact of and conflicts associated with the Fund’s payment of an advisory fee based on managed assets, rather than net assets.

In response to the Staff’s comment, the Fund respectfully submits that it has considered and incorporated into the Proxy Statement/Prospectus, where applicable, the Staff’s prior comments on recent Form N-14 filings for affiliated funds.

With respect to the potential conflict of interest associated with the Fund’s payment of an advisory fee based on managed assets rather than net assets, the Fund notes that Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has proposed, and the Fund’s board has approved, the implementation of a fee waiver that would go into effect if one of the Mergers is approved in order to mitigate the impact of the change to an advisory fee based on managed assets. The three funds have been managed similarly since inception and there is no indication that the Fund has utilized leverage to a greater extent than the other funds due to its advisory fee being based on managed assets. Additionally, the Boards are familiar with the potential conflict associated with a fee based on managed assets rather than net assets and receive information regarding each fund’s leverage on a quarterly basis. This quarterly information assists the Boards in monitoring this potential conflict of interest.

3.	Please provide an analysis of the factors investment companies should consider in determining which portfolio should be the accounting survivor in investment company reorganizations as set forth by the Division of Investment Management in NORTH AMERICAN SECURITY TRUST, 1993 SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST”).

In response to the Staff’s comment, the Fund respectfully submits that it considered the following factors during its NAST analyses for each Merger separately and both Mergers together: (i) portfolio management; (ii) investment objective, strategies and policies; (iii) expense structure; (iv) portfolio composition; (v) asset size; (vi) age of funds; (vii) performance; and (ix) boards of directors. With respect to portfolio management, a positive comparison of the funds was determined for each Merger separately and both Mergers together, as the portfolio managers of the Fund would be maintained following the Mergers. With respect to Fund’s investment objectives, strategies and policies, a positive comparison of the funds was determined as the funds have different investment objectives but substantially similar policies and strategies. In addition, there is a proposal to amend the Fund’s investment objective to align with the objectives of the two target funds, Western Asset Emerging Markets Income Fund Inc. (“EMD”) and Western Asset Worldwide Income Fund Inc. (“SBW”). With respect to the expense structure, a positive comparison of the funds was determined as the expenses of the Fund are expected to be lower following the Mergers. With respect to portfolio composition, a positive comparison of the funds was determined as the portfolio compositions are substantially identical and minimal turnover is anticipated as a result of the Merger. With respect to asset size, a positive comparison of the funds was determined as the Fund had $504.1 million in assets under management, EMD had $334.1 million in assets under management and SBW had $154.3 million in assets under management, respectively, as of December 31, 2015. With respect to the age of the funds, a somewhat negative comparison of the funds was determined as the Fund had over ten years of operating history, while EMD and SBW each had over 20 years of operating history. With respect to performance, a neutral comparison was determined as each of EMD and SBW has had a similar performance record to the Fund. With respect to the boards of directors, a positive comparison was determined as the funds’ boards of directors have identical members.

Question & Answer Comments

4.	Regarding the question “Are ESD’s investment objectives and policies similar to those of the Target Funds?” on page 2, one of the Merger transactions being registered by the Form N-14 involves the Merger of SBW into ESD. SBW has a policy to invest “at least 65% of its total assets in securities of issuers that are, or are incorporated in or generate the majority of their revenue in, emerging market countries”. The Acquiring Fund has a policy to invest “at least 80% of its managed assets in debt securities of issuers in emerging market countries”. The Staff has observed that the investment universe and risk of these funds are significantly different. Please revise your disclosure to further highlight these differences for SBW’s investors. Please discuss your reasoning for stating that the funds have substantially similar policies and strategies. If, in your response, you compare portfolios between the funds, please extend such a comparison over time.

In response to the Staff’s comment, the Fund acknowledges the potential differences between SBW’s policy to invest 65% of its assets in securities in issuers that are located in emerging market countries and the Fund’s 80% policy tied to debt securities of issuers in emerging market countries, but respectfully submits that, since WAM assumed management of the funds in 2005, the funds have been operated in a similar manner and their investment portfolios and performance track records have not been significantly different. The 65% and 80% policies are minimum exposure policies, and the portfolio management team has opted to keep minimum exposure above 80% for SBW, as it manages all three funds in a similar fashion. The Fund has incorporated disclosure to this effect, explaining that while the policies appear to be different, each fund’s implementation of its investment program and policies has resulted in substantially similar investments. Accordingly, the Fund does not believe that the investment universes and risks of these funds’ portfolios are, or have been, significantly different.

5.	Regarding the question “Why am I being asked to approve a change in ESD’s investment objectives?” on page 4, the Staff notes that Proposal 2 is intended to align the investment objectives of all three funds in connection with the Mergers, but is not contingent on approval of either Merger. Please clarify whether the approval of the Mergers is contingent upon the approval of Proposal 2. If the approval of the Mergers is not contingent upon the approval of Proposal 2, please discuss your reason for asking the Target Funds’ stockholders to approve the transaction without knowing the Acquiring Fund’s investment objective.

In response to the Staff’s comment, the Fund respectfully submits that while Proposal 2 is intended to align the investment objective of all three funds, the change in the Fund’s investment objective is not expected to have a material impact on its portfolio. This point is currently stated in the Proxy Statement/Prospectus, but the Fund has incorporated additional disclosure to clarify this point throughout. Though EMD and SBW have a primary investment objective of current income while the Fund currently has a primary investment objective of total return, all three funds have been managed in a similar fashion with minor differences. For example, there are instances where EMD or SBW might purchase a certain security based on its current income appeal while the Fund might purchase a similar (but not identical) security based on its total return appeal. This is a subtle difference that the portfolio management team is required to consider when managing to different primary objectives, but has not led to any material differences in the risk profile or performance of the funds. The goal of Proposal 2 is to align the Fund’s investment objective with that of the other funds to allow for a more efficient decision making process that eliminates the need to differentiate between the two primary objectives.

Proposal 2 is not contingent upon approval of the Mergers. The Fund respectfully submits that the Proxy Statement/Prospectus includes disclosure sufficient to notify stockholders that the Fund would either retain its current objective or revise its objective as stated in Proposal 2, and that the change is not expected to have a material impact on the Fund.

6.	In connection with the question “Why are the Mergers being recommended?” on page 2, you indicate a variety of benefits that may accrue as a result of the Merger, including economies of scale, enhanced market liquidity and additional opportunities for diversification. The Staff has observed that neither Merger is contingent upon the approval of the other. Please clarify whether the potential benefits of the Merger necessitate the approval of both transactions or will otherwise be diminished if only one transaction is approved.

In response to the Staff’s comment, the Fund respectfully submits that the potential benefits of the Merger do not necessitate the approval of both transactions. However, if both Mergers are approved, these same benefits would be enhanced. In particular, SBW and ESD would experience additional benefits from the fee waiver that would go into effect if the Merger between EMD and ESD is approved. The Fund has incorporated additional disclosure to clarify this point.

7.	Regarding the question “Are ESD’s investment objectives and policies similar to those of the Target Funds?”, please remove the word “Similarly” from the statement that “Similarly, ESD’s primary investment objective is total return and its secondary investment objective is high current income,” as the investment objective is different than the objectives discussed earlier in this section.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

8.	Please revise your response to the question “Are ESD’s investment objectives and policies similar to those of the Target Funds?” on page 2. The revised response should answer the question in clear, concise and understandable language. Instead of copying each Fund’s policies verbatim, please explain each policy such that investors can understand what each Fund does or can do. Please also highlight the material differences among the funds.

In response to the Staff’s comment, the Fund has revised the disclosure to highlight material differences in what each fund actually does or can invest in pursuant to their respective objectives and policies. The Fund believes that it is important for stockholders to understand each fund’s investment policies and strategies. Accordingly, the Fund has retained the disclosure of each fund’s policy and added disclosure to more clearly explain material differences among the funds.

9.	In your response letter, with respect to “Who will pay for the Mergers?” on page 3, identify the factors you considered in allocating the costs among the funds and the adviser. Please explain the allocation, not the breakdown.

In response to the Staff’s comment, the Fund notes that in allocating the costs of the Mergers, the Boards weighed the anticipated benefits and costs of each Merger to each of the funds and Legg Mason and requested that Legg Mason, or its affiliates, bear a portion of the costs. Legg Mason analyzed the relative benefits of the Mergers to it and the funds and proposed that it bear 25% of the costs of the Mergers. The Boards accepted Legg Mason’s proposal.

10.	The Staff notes that you intend to change the Acquiring Fund’s ticker symbol on the NYSE to the ticket symbol of one of the Target Funds – “EMD”. Please explain your reasoning for this change. In your response, please also explain any inconsistency with your NAST analysis to the extent possible.

In response to the Staff’s comment, the Fund respectfully submits that the Fund’s ticker is expected to change from “ESD” to “EMD” because “EMD” aligns more closely with the Fund’s name, which includes “Emerging Markets Debt.” As noted in the NAST analysis, EMD (the target fund) commenced operations prior to the Fund, so the “EMD” ticker was not available at the time of the Fund’s inception.

Proxy Statement/Prospectus Comments

11.	Please explain how the pro forma and other expenses were estimated for each fee table on pages 3 and 4. Please also address the factors driving the decline.

In response to the Staff’s comment, the Fund notes that increased leverage for each fund has resulted in changes to the expense estimates and updated information is included in Amendment No. 1. The primary factor that would drive expenses lower on a pro forma basis is the spreading of fixed expenses across a larger asset base that would result from combining funds.

12.	Item 3(b) of Form N-14 requires you to compare investment objectives and policies and highlight differences. The Staff interprets this to require more than a simplified presentation of information side by side. Please revise the charts in the section titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” beginning on page 6. The revised charts should detail in a clear and concise way each fund’s objectives and policies. The revised charts should also explain the material differences in practical terms for retail investors. In this respect, any material differences in strategies, investments and risks should be apparent to investors reading the third column.

In response to the Staff’s comment, the Fund has revised and simplified the disclosure table to highlight material differences between the fund’s principal investment policies and strategies

13.	In recent Form N-14 filings, affiliated funds included comparisons of each fund’s fundamental policies in separate captioned sections. Please address whether there are any material differences in the fundamental policies of the funds. If there are, please revise your filing to highlight them in separately captioned sections. In addition, please confirm that each fund has all the fundamental policies required by Section 8 of the 1940 Act.

In response to the Staff’s comment, the Fund has added a comparison of each fund’s fundamental policies consistent with prior recent filings for affiliated funds, and confirms that each fund has all fundamental policies required by Section 8 of the 1940 Act.

14.	In the section titled “Information About the Proposed Mergers” on page 37 under “The Agreement and Plan of Merger”, the Staff notes the reference to distributing net investment income and net realized capital gains as a dividend prior to the Merger. Please include an estimated amount if it is material.

In response to the Staff’s comment, the Fund respectfully submits that no special distribution is currently anticipated to be made prior to the Mergers. The funds are expected to continue their regular periodic distributions until the Mergers take place.

15.	Please revise your disclosure on page 39 in the section titled “Information About the Proposed Mergers” under “Reasons for the Mergers and Board Considerations to provide additional insight into how the Board considered the factors listed. For example you stated the Board considered the costs of the merger, but provided no further insight. Did the Board consider the cost reasonable in light of the benefits. How do these costs compare to the declines in the total expense ratio. These are examples only. Your revised disclosure should provide greater insight into the factors actually considered, including any factual support behind the factor and address what the Board thought about the factor.

In response to the Staff’s comment, the Fund respectfully submits that it believes its current disclosure is sufficient, but has added disclosure noting that the Boards considered LMPFA’s belief that the combination of three smaller funds with similar investment strategies and portfolios into a larger fund would have clear benefits in terms of efficiencies and economies of scale. Additionally, the factors have been updated to reflect that the Boards considered and approved a fee waiver that would go into effect if the Merger between ESD and EMD is consummated. Rule 17a-8 under the 1940 Act requires the board of each affiliated investment company, including a majority of the directors who are not interested persons of the investment company, to determine that (1) participation in the transaction is in the best interests of the investment company and (2) the interests of the existing stockholders of the investment company will not be diluted as a result of the transaction. In making their determination, Rule 17a-8 requires that the directors request and evaluate such information as may reasonably be necessary. Rule 17a-8 does not specify the factors to be considered in making the findings required by the rule. However, the Commission has recommended that boards consider the factors noted in the Proxy Statement/Prospectus. The Fund believes the factors noted are intended to provide the board with sufficient overall information to make the required findings under Rule 17a-8. As noted in the Proxy Statement/Prospectus, the boards of the funds did not identify a single factor or piece of information as all determinative or controlling, but rather considered all the information provided, as a whole, when approving the Mergers.

16.	Please address how a Target Fund’s Board analyzed the transaction without knowing whether the Acquiring Fund’s investment objective would change.

In response to the Staff’s comment, the Fund respectfully submits that, in evaluating the Mergers, the Boards considered representations from LMPFA that the proposed investment objective change for the Fund was not expected to result in a material impact on the Fund. The Fund therefore believes that proposed change was not a material factor in the Boards’ considerations of the Mergers.

17.	On page 43 in the section titled “Information About the Proposed Mergers” under “Information Regarding Tax Capital Loss Carryforwards”, the Staff notes that the Mergers are expected to result in a limitation in ESD’s ability to use tax carryforwards of the Target Fund. Please disclose an estimate of the tax carryforwards that will be limited or lost.

In response to the Staff’s comment, the Fund respectfully submits that carryovers will be subject to an annual limitation, but none of the funds’ carryovers will be lost. The Fund notes that the annual limits, based on information as of August 18, 2016, are currently disclosed in the above-noted section of the Proxy Statement/Prospectus.

18.	With respect to the section titled “Information About Management of the Funds” on page 61 under “Investment Professional Securities Ownership”, please verify the accuracy of the fourth column for S. Kenneth Leech.

In response to the Staff’s comment, the Fund has updated the information in the table and confirmed the accuracy of the revised information.

19.	Please update the disclosure on page 62 of the section titled “Additional Information About the Funds” as new information becomes available.

In response to the Staff’s comment, the Fund has updated the information as new information has become available.

20.	On pages 62 and 63 of the section titled “Additional Information About the Funds” under “Financial Highlights”, the Staff notes that ESD had a return of capital in 2015, while EMD did not. If the funds have materially different distribution policies, including with respect to matters of distribution levels and stability or their return of capital, please highlight the differences in your synopsis. In addition, given the importance of distributions to investors, please disclose the impact—whether positive or negative—the Merger is expected to have on the distribution or distribution rates received by investors in each of the funds. Please clarify whether the Boards of each of the funds considered distributions in its analysis of the transaction, and if so, please discuss the Boards’ thoughts.

In response to the Staff’s comment, the Fund respectfully submits that WAM has a consistent distribution policy and decision-making process across its emerging markets closed-end funds. The Fund’s return of capital in 2015 was due to idiosyncratic differences within the portfolio’s holdings rather than an overarching difference in distribution policy.

With respect to the Boards’ consideration of the funds’ distributions, the Fund respectfully submits that when considering the Mergers, the Boards were informed by LMPFA that the distribution rates of the funds were similar and that the Fund’s distribution rate is not expected to be impacted by the Mergers. In addition, as of the date of this response, the Fund confirms that the distribution rates of the funds remain similar and that the Fund’s distribution rate is not expected to be impacted by the Mergers.

21.	With respect to the section titled “Voting Information” on page 89 under “Adjournments and Postponements”, please confirm whether any adjournments will be conducted consistent with prior staff guidance relating to using proxies in a vote to adjourn the meeting to solicit additional votes.

In response to the Staff’s comment, the Fund has removed the disclosure indicating that persons named as proxies may propose or vote on adjournments or postponements of the meeting.

Exhibits

22.	Please revise ESD’s Form of Proxy Card in Exhibit 17(a) to indicate the Board’s recommendation on Proposal 2. Please also note that Proposal 1.A appears to be missing the word “merger”.

In response to the Staff’s comment, the Fund has revised the proxy card to incorporate the requested revisions.

Proxy Statement/Prospectus and Statement of Additional Information Accounting Comments

23.	In the section titled “Common Questions About the Proposals” on page 3 under “Who will pay for the Mergers?”, please consider changing “Each Fund will bear 75% of these costs” to “The Funds will bear 75% of the costs”. Also, with respect to the remaining 25%, please include the dollar amounts.

In response to the Staff’s comment, the Fund has incorporated the requested revisions.

24.	In the section titled “Common Questions About the Proposals” on page 4 under “What will happen if a Merger is not approved?”, please consider changing “the Funds will continue” to “the applicable Fund or Funds will continue”.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

25.	In the section titled “Common Questions About the Proposals” on page 2 under “How will the Mergers affect fees and expenses?”, please confirm the fees are current for Item 3(a) and that there has not been a significant change in net assets since March 31, 2016.

In response to the Staff’s comment, the Fund notes that updated information has been provided in Amendment No. 1.

26.	With respect to the fee tables on pages 3 and 4 of the summary to Proposals 1.A and 1.B, please add the dollar amount or percentage of the reorganization costs in a footnote if they are not already included in the fee table.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

27.	On page 64 of the section titled “Additional Information About the Funds”, please adjust the font size of the footnotes explaining net expenses and net investment income.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

28.	With respect to the section titled “Capitalization” on page 67, please update the disclosure and provide reconciliation to the pro forma narrative.

In response to the Staff’s comment, the Fund has incorporated the requested revisions.

29.	With respect to the section titled “Financial Statements” on page S-2 of the Statement of Additional Information, please change November 31 to November 30.

In response to the Staff’s comment, the Fund has incorporated the requested revision.

30.	With respect to the section titled “Pro Forma Financial Statements” on page S-2 of the Statement of Additional Information, please indicate whether ESD will be the accounting survivor in connection with the reorganization.

In response to the Staff’s comment, the Fund has indicated that ESD will be the accounting survivor in connection with the reorganization.

31.	Please confirm there is no change to interest expense on page S-3 of the Statement of Additional Information.

In response to the Staff’s comment, the Fund has added interest expenses as a line item in the table showing expenses in this section of the Statement of Additional Information.

32.	On page S-3 of the Statement of Additional Information, the disclosure states “It is anticipated that any sales of portfolio securities by the Target and Acquiring Fund as a result of the Reorganization will be minimal.” Please discuss the amount you consider to be “minimal” and the thresholds you used to make this determination.

In response to the Staff’s comment, the Fund notes that, in preparation for the Mergers, WAM’s compliance team reviewed the hypothetical combined portfolio multiple times applying the Fund’s guidelines to test for potential breaches. For all analyses performed to date, WAM would not be forced to sell any securities to bring the combined portfolio into compliance.

Once the merger is finalized, WAM does not believe there will be forced sales to address any compliance or guideline issues. The portfolio management team may enter into transactions to appropriately size and calibrate the combined Fund’s exposures to certain sectors, countries, issuers, and currencies following the consummation of the merger. WAM does not expect the portfolio’s turnover ratio in the immediate six months following the Mergers to deviate meaningfully from historical levels.

33.	Please consider including a statement indicating that all securities held by the Target Funds comply with the compliance guidelines and/or the investment restrictions of the Acquiring Fund.

In response to the Staff’s comment, the Fund notes that disclosure to this effect is included in the summary of Proposal 2 under the heading “Portfolio Securities.”

34.	On page S-3 of the Statement of Additional Information, the disclosure states that the Target Funds and the Acquiring Fund had no capital loss carryovers for federal income tax purposes. Please update this statement since it does not match the disclosure in connection with the question “What are the Funds’ capital loss carryovers?” on page 3.

In response to the Staff’s comment, the Fund has revised the Statement of Additional Information accordingly.

35.	In the last paragraph of the Statement of Additional Information on page S-3, please include the dollar amount paid by the LMPFA. Please also consider moving this paragraph below the paragraph detailing the expenses charged.

In response to the Staff’s comment, the Fund has incorporated the requested revisions.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP